Exhibit (e)(6)

CHANGE OF CONTROL AND REORGANISATION AGREEMENT

This Agreement (The Agreement) is made between

N.N. (The Employee)

and

Centerpulse Management Ltd (CP)

1.	Purpose

1.1	CP considers it to be in its best interests to encourage the continued employment of certain key employees notwithstanding the possibility or occurrence of a (i) Change of Control or (ii) Reorganization (both as defined in Section 5 below) of Centerpulse Ltd or CP (one or both referred to as “The Company” or “The Companies”).

1.2	CP believes that a Change of Control or Reorganization may result in the termination of the Employee’s employment by CP or by the Employee, or in the distraction of the Employee from the performance of duties to the detriment of CP.

1.3	CP believes that it is essential to retain the services of key employees to ensure the uninterrupted operation and performance of the Group.

1.4	CP recognizes that the Employee could suffer adverse financial and professional consequences if a Change of Control or Reorganization were to occur.

1.5	The Employee and CP enter into this Agreement to protect both the Employee and CP from the negative consequences of a Change of Control or Reorganization.

2.	Scope of the Agreement

2.1	Under this Agreement, benefits will be paid to the Employee in case of Change of Control or Reorganization taking place before the expiration of the Agreement, under the condition that such Change of Control or Reorganization shall lead to a termination of the Employee’s employment by CP as defined in Section 8.2 or by the Employee for Good Reason as defined in Section 8.3.

2.2	This Agreement shall not apply in the following cases:

♦	The Employee’s death, disability or retirement;

♦	The termination of employment by the Employee for any reasons other than Good Reason as defined in Section 8.3 below;

♦	The termination of the Employee’s employment for any other reason than those defined in Section 8.2.

2.3	This Agreement shall replace the Change In Control Agreement dated ??.

Change of Control and Reorganisation Agreement

N.N.

3.	Other Employment Arrangements

3.1	This Agreement does not affect the Employee’s existing or future employment arrangements with CP unless a Change of Control of the Companies or Reorganization shall have occurred before the expiration of the term of this Agreement.

3.2	Terms and Conditions of Employment in force at the signing of this Agreement shall remain in effect.

4.	No Right of Continued Employment

The signing of this Agreement shall not confer upon the Employee any legal right to continue in the employment of CP, or affect any right which CP or any Subsidiary of the Companies may have to terminate the employment of the Employee, except as to the rights expressly conferred upon the Employee under this Agreement.

5.	Change of Control of the Companies or Reorganization

5.1	Change of Control shall mean an event which shall be deemed to have occurred as to a Company upon consummation of any transaction or event as a result of which a natural person or legal entity, both acting either alone or in concert (Organized Groups) directly or indirectly (Indirect Acquisition) acquires Control over such Company.

5.2	Control shall be deemed to exist if a natural person or legal entity, both acting either alone or in concert (Organized Groups) owns (i) sufficient voting rights or (ii) a sufficient equity stake, or (iii) is otherwise able to exert a controlling influence over a Company, be it (a) in a shareholders’ meeting or (b) on a board of directors of a Company.

5.3	Organized Groups: Whoever coordinates his conduct regarding the acquisition of securities or the exercise of voting rights by contract or other organized procedures shall be deemed to be acting as an organized group. A coordination of conduct shall exist inter alia in the case of: (i) legal relationships for the purpose of acquiring or disposing of securities; (ii) legal relationships which have as their object the exercise of voting rights (groups of shareholders who are linked by voting rights); or (iii) the constitution by individuals or corporate entities of a group of companies or enterprises controlled through the majority of voting rights or by other means.

5.4.	Indirect Acquisition: (i) The acquisition through a third party acting legally under his own name who is dealing for the account of the beneficial owner; (ii) the acquisition through legal entities which are controlled directly or indirectly; (iii) the acquisition of a shareholding which results, directly or indirectly, in the control over a legal entity which itself holds directly or indirectly equity paper; all other procedures which result in the granting of voting rights over equity paper for the purpose of exercising control.

Change of Control and Reorganisation Agreement

N.N.

5.5	Reorganization shall mean an event which shall result in a substantial change in (i) the assets of a Company or of (ii) the legal or (iii) capital structure of a Company, be it by way of (a) one or more material transactions relating to a Company’s equity, be it by way of (b) a voluntary or involuntary proceeding as set forth in the bankruptcy or insolvency statute applicable to the respective Company or be it by way of (c) any of the events of (a) and (b) which affect a Company’s direct or indirect subsidiary or subsidiaries and has a material adverse effect on a Company.

5.6	A Change of Control of the Companies or Reorganization as defined above shall in particular (but not limited to the following) have occurred if after the Effective Date:

♦	A merger (being in the form of an absorption, combination, exchange of shares etc.), take over, spin-off, consolidation or some sort of reorganization of a Company with or into any other persons than Centerpulse is consummated;

♦	Any sale, lease, exchange or other transfer of all or substantially all of the assets of the Companies takes place;

♦	The senior management and or staff functions of the Companies are eliminated or reduced significantly in scope, out-sourced, combined with other companies or otherwise significantly modified;

♦	A dissolution a Company (without liquidation) is approved in accordance with the laws of the jurisdiction of the Company; or

♦	A voluntary or involuntary liquidation, bankruptcy, composition or similar proceeding involving a Company or its major subsidiary or subsidiaries.

6.	Term of this Agreement

6.1	The term of this Agreement shall begin on the Effective Date as defined at the end of this Agreement.

6.2	This Agreement shall expire:

♦	If no Change of Control of the Companies or Reorganization shall have occurred, at the end of the last day of the one-year period beginning on the Effective Date. In this case, the Agreement shall be extended automatically on the expiration date for an additional 12 months unless CP gives notice 90 days in advance that the Agreement will not be extended.

♦	If a Change of Control or Reorganization has occurred before the expiration of the Agreement as mentioned above, this Agreement will expire twelve (12) months after such Change of Control or Reorganization has occurred.

Change of Control and Reorganisation Agreement

N.N.

7.	Benefits to be granted on Termination according to Sections 8.2 or 8.3

7.1	Should the termination of the Employee take place for reasons indicated in Section 8.2 or 8.3, then:

CP will pay to the Employee, in addition to the base salary and target incentive for the full notice period of the respective Employment Agreement (but subject to Sec. 7.2 hereinafter), a lump sum amounting to

1)	30 (thirty) times the monthly base salary immediately prior to the Change of Control and

2)	30 (thirty) times the target incentive calculated as one-twelfth of the annual target incentive amount and

3)	the pro rata annual target incentive due for the portion of the year worked up to the date of notice of termination being given.

7.2	Should the Employee also be entitled to a guaranteed remuneration, then the application of the present Change of Control Agreement shall be restricted insofar as the Employee shall receive either the said guaranteed remuneration or the payments under the present Change of Control Agreement. The payments due under the said guarantee and under this Change of Control Agreement will be compared, and the Employee shall be entitled to the larger of the two calculated amounts only.

7.3	CP will pay an amount equal to 36 months of Employer’s contribution to the Employer provided pension plans in which the Employee participates. This amount will be paid into the pension plan(s) on behalf of the Employee to the extent that this is allowed by the terms of the pension plan and tax legislation. Any difference will be paid directly to the Employee and will be subject to income tax.

7.4	The Employee shall have the right to purchase shares under the terms of the Employee Stock Purchase Plan (ESPP) pro rata at the date of last employment.

7.5	If not otherwise foreseen in other Agreements pertaining to the resolution of the Stock Option Plans, all outstanding options which are “in-the-money” by at least the tax and social insurance charges made at grant will immediately vest and remain valid for a period of 12 months following the last date of employment.

7.6	CP will pay to the Employee an amount equal to the tax and social insurance charges paid up to the last date of employment on any vested or unvested options granted under stock option plans which expire without value and which are not credited as “negative income” on the final Statement of Wages. For purposes of this and the previous Subsection, the tax and social insurance rate on such options (which are not credited back) shall be deemed to be 40% in the aggregate.

7.7	The Benefits described in Sections 7.1 through 7.6 are granted in addition to the terms of Severance provided for in the employment agreements in effect at the date of last employment between the Employee and CP.

Change of Control and Reorganisation Agreement

N.N.

8.	Conditions to be fulfilled for the Payment of the Benefits

8.1	The Benefits as defined in Section 7 shall be granted if, within twelve months after a Change of Control or Reorganization, notice of termination shall be given either by CP or by the Employee as described below.

8.2	Termination by CP shall mean that the Employee receives notice of termination after a Change of Control or Reorganization.

8.3	Termination by the Employee shall mean that the Employee terminates his or her employment (Termination for Good Reason) after a Change of Control or Reorganization due to the fact that CP:

♦	Assigns to the Employee any duties inconsistent with the Employee’s position (including offices, titles and reporting requirements), authority, duties or responsibilities in effect immediately before the Change of Control or Reorganization;

♦	Reduces the Employee’s annual base salary or target incentive or benefit coverage as in effect immediately before the occurrence of the Change of Control or Reorganization;

♦	Relocates the location of employment outside of the city of […] or require the Employee to work outside the location of employment for more than 45 days in one calendar year or

♦	any other action or omission by CP which qualifies as “cause” in the meaning of Art. 337 CO.

9.	Non-Competition Agreements

It is explicitly agreed that a termination according to Sections 8.2 or 8.3 shall constitute a waiver from CP with respect to the non-compete obligation specified in the Employment Contract or other non-compete undertakings then in effect.

10.	Confidentiality

The Employee and CP agree that this Agreement shall be kept strictly confidential and its existence will not be communicated to third parties. Should the Employee violate the confidentiality undertakings, then all the benefits under this Agreement shall be forfeited.

12.	Applicable Law

This Agreement shall be subject to the laws of Switzerland.

13.	Effective Date

The Effective Date shall be date of signature of the Agreement as mentioned hereafter

Change of Control and Reorganisation Agreement

N.N.

Place, Date

Date:	Signature:

N.N.